

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

Mail Stop 3561

March 6, 2017

Gordon L. Gillette
President and Chief Executive Officer
Tampa Electric Company
TECO Plaza
702 North Franklin Street
Tampa, Florida 33602

> **Re:    Tampa Electric Company
> Registration Statement on Form S-3
> Filed February 28, 2017
> File No. 333-216310**

Dear Mr. Gillette:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration.  We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Daniel Porco at (202) 551-3477 with any questions.

Sincerely,

/s/ Lisa M. Kohl for

Mara L. Ransom
Assistant Director
Office of Consumer Products